Mail Stop 3561

April 4, 2007

Brian J. Hrubes
Controller
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

   Re: **Winnebago Industries, Inc.**
      File No. 001-06403
      Form 10-K: For the Year Ended August 26, 2006
      Form 10-Q: For the Quarterly Period Ended November 25, 2006

Dear Mr. Hrubes:

  We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

        Sincerely,

        Michael Fay
        Branch Chief